Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Twelve Months Ended December 31, 2002)

		Ch$ millions		US$ millions (1)
		31-dec-02	31-dec-01	31-dec-02	31-dec-01	% Change

Net sales		345.891	370.384	481,3	515,4	-6,6%

Cost of goods sold		(170.622)	(175.182)	(237,4)	(243,8)	2,6%
	% of sales	49,3%	47,3%	49,3%	47,3%

Gross profit		175.269	195.202	243,9	271,6	-10,2%
	% of sales	50,7%	52,7%	50,7%	52,7%

SG&A		(137.674)	(150.240)	(191,6)	(209,1)	8,4%
	% of sales	39,8%	40,6%	39,8%	40,6%

Operating income		37.594	44.962	52,3	62,6	-16,4%
	% of sales	10,9%	12,1%	10,9%	12,1%

Non-operating result
	Financial income	1.635	3.531	2,3	4,9	-53,7%
	Equity in NI of rel. companies	862	711	1,2	1,0	21,3%
	Other non-operating income	3.587	19.419	5,0	27,0	-81,5%
	Amortization of goodwill	(2.563)	(2.463)	(3,6)	(3,4)	-4,1%
	Interest expense	(3.833)	(6.394)	(5,3)	(8,9)	40,0%
	Other non-operating expenses	(2.904)	(8.559)	(4,0)	(11,9)	66,1%
	Price level restatement	(3.674)	(2.471)	(5,1)	(3,4)	-48,7%
	Total	(6.891)	3.773	(9,6)	5,3	NM

Income before taxes		30.704	48.735	42,7	67,8	-37,0%
	Income taxes	(7.436)	(7.360)	(10,3)	(10,2)	-1,0%
	Tax rate	24,2%	15,1%	24,2%	15,1%

Minority interest		(1.252)	(1.893)	(1,7)	(2,6)	33,9%

Amort. of negative goodwill		50	47	0,1	0,1	6,6%

Net income		22.065	39.529	30,7	55,0	-44,2%
	% of sales	6,4%	10,7%	6,4%	10,7%

Earnings per share		69,28	124,11	0,10	0,17	-44,2%
Earnings per ADR		346,38	620,54	0,48	0,86

Weighted avg. shares (millions)		318,5	318,5	318,5	318,5

Depreciation		41.146	40.476	57,3	56,3	1,7%
Amortization		1.534	1.325	2,1	1,8	15,8%
EBITDA		80.275	86.762	111,7	120,7	-7,5%

Capital expenditures		16.715	28.946	23,3	40,3	-42,3%

(1) Exchange rate: US$ 1.00 = Ch$ 718.61